SUB-ITEM 77C:
Matters submitted to a vote of security holders

At the Annual Meeting of Stockholders of the Fund held on February 27, 2012, the stockholders voted on a proposal to elect a Director Nominee or Class III Director to the Board of Directors of the Fund. A description of the proposal and the shares voted in favor, shared voted against and shares abstaining with respect to the proposal were as follows:

	Shares Voted For	Shares Voted Against	Shares Voted Abstain
1 To elect to the Fund’s Board of Directors Diana H. Hamilton	26,412,018	—	806,328
2 To elect to the Fund’s Board of Directors Stuart A. McFarland	26,442,013	—	776,332

At a Special Meeting of Stockholders of the Helios Total Return Fund, Inc. held on March 16, 2012, stockholders voted on the issuance of additional shares of common stock of Helios Total Return Fund, Inc. in connection with the agreement and plan of reorganization between Helios Strategic Mortgage Income Fund, Inc. and Helios Total Return Fund, Inc. as well as the modification of the language of Helios Total Return Fund, Inc.’s fundamental investment restriction relating to concentration.  A description of the proposal and the shares voted in favor, shares voted against and shares abstaining with respect to each proposal are as follows:

Helios Total Return Fund, Inc.	Shares Voted For	Shares Voted Against	Shares Voted Abstain
1 Issuance of additional shares of Common stock	17,551,309	1,534,101	635,040
2 Modification to the language of the Fund’s investment restrictions relating to concentration	17,767,422	1,289,872	663,155